Exhibit 99.1



<u>*For Immediate Release*</u>

Alcon Will Challenge Verdict in Patent Case

FORT WORTH, Texas - May 6, 2005 - Alcon, Inc. (NYSE:ACL) announced today that a jury in the U.S. District Court in Delaware rendered a verdict that Alcon infringed Advanced Medical Optics Inc.'s (NYSE: AVO) U.S. Patent Nos. 5,700,240 and 6,059,765. Alcon stated that it believes the jury verdict of infringement is not supported by the evidence and is incorrect as a matter of law. Alcon added that it will ask the court to set aside the verdict, and will appeal if necessary. The amount of the verdict was $95 million.

The patent infringement suit by AMO challenges only certain features of Alcon's Infiniti® Vision System and the Advantec® and Everest™ software upgrades to Alcon's Legacy® cataract system. It does not relate to the core phacoemulsification technologies that make up the Infiniti® and Legacy® systems.

Although it expects the verdict to be set aside, Alcon said it had already decided to make the software changes necessary to remove the Occlusion Power Management feature at issue from these products because few, if any, of its customers actually used it.

"While we are disappointed with this jury's decision, we remain confident that when the matter is further reviewed, the court will find that Alcon does not infringe and owes no damages," said Elaine Whitbeck, vice president and general counsel of Alcon.

About Alcon

Alcon, Inc. is the world's leading eye care company with sales exceeding $3.9 billion in 2004. Alcon, which has been dedicated to the ophthalmic industry for over 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. For more information on Alcon, Inc., visit the company's Web site at www.alconinc.com.

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Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, especially about the potential likelihood of being successful in our appeal of the initial verdict against us. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, competition from other products already on the market or competitive products that reach the market in the future, challenges inherent in new product manufacturing and marketing, developments in legal cases that may affect our ability to market our products and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules an regulations promulgated by the

Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

__For information, contact:__
Doug MacHatton – Alcon Investor Relations and
Strategic Corporate Communications 800-400-8599
www.alconinc.com